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                             July 12, 2023

       Gina Goetter
       Chief Financial Officer
       HASBRO, INC.
       1027 Newport Avenue
       Pawtucket, Rhode Island 02861

                                                        Re: HASBRO, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 25, 2022
                                                            Form 8-K Furnished
February 16, 2023
                                                            Response Dated June
28, 2023
                                                            File No. 001-06682

       Dear Gina Goetter:

              We have reviewed your June 28, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 30, 2023 letter.

       Response Letter Dated June 28, 2023

       Company Response to Staff Comment 1

   1. We note your response to comment 1 and that your adjustment for the Operational
                                                        Excellence program
includes transformation office and third-party consultant fees that are temporary costs to
support transformational efforts. Please further quantify and describe the specific costs for
this portion as these efforts appear to be a normal part of managing your growth and
business and part of your multi-year Blueprint 2.0 strategy.
       Company Response to Staff Comment 6

   2. We note your response to comment 6. Please revise to clearly explain the nature of the significant amounts
included in the "Corporate and Other" line item of operating profit
 Gina Goetter
HASBRO, INC.
July 12, 2023
Page 2
         (loss). In addition, ASC 280-10-50-30b) requires a reconciliation of the total of the
         reportable segments    measures of profit or loss to the public
entity's consolidated income
         before income taxes. We note Corporate and Other does not appear to qualify as a reportable segment, and operating profit (loss) is not reconciled to the consolidated earnings before income taxes. Please revise your reconciliation to comply with this guidance.
      You may contact Stephany Yang at (202) 551-3167 or Melissa Gilmore at
(202) 551-
3777 with any questions.



FirstName LastNameGina Goetter                                Sincerely,
Comapany NameHASBRO, INC.
                                                              Division of
Corporation Finance
July 12, 2023 Page 2                                          Office of
Manufacturing
FirstName LastName